Exhibit 99.2

TAX DISCLOSURES AND LIMITATIONS OF LIABILITY

FOR HOLDERS OF WIPRO LIMITED

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE EQUITY SHARE

Certain Tax Consequences of the Buyback for Non-Resident Shareholders

Indian Taxation

THE SUMMARY OF THE TAX CONSIDERATIONS RELATING TO THE BUYBACK OF EQUITY SHARES AS LISTED ON THE STOCK EXCHANGE SET OUT IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE TAX LAWS OF INDIA AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARIZED NATURE OF TAX CONSEQUENCES OF A BUYBACK TRANSACTION, ELIGIBLE SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

WIPRO LIMITED (THE “COMPANY”) DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF THIS TAX SUMMARY AND THERE CAN BE NO LIABILITY ON THE COMPANY IF ANY ACTION IS TAKEN BY THE SHAREHOLDER SOLELY BASED ON THIS TAX SUMMARY.

THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME TAX IN THE CASE OF BUYBACK OF EQUITY SHARES LISTED ON THE STOCK EXCHANGE SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

General. The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to taxation in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income Tax Act, 1961 (the “Income Tax Act” or the “Act”).

A person who qualifies as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income or income received by such person in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred. Accordingly, since the Company is incorporated in India, the Company’s shares would be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the Income Tax Act. Further, the non-resident can avail themselves of the beneficial provisions of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective jurisdiction of the shareholder subject to meeting relevant conditions and providing and maintaining necessary information and documents as prescribed under the Income Tax Act.

The summary of tax implications on the buyback of equity shares listed on the stock exchanges in India is set out below. All references to equity shares in this note refer to equity shares listed on the stock exchanges in India unless stated otherwise.

Income tax provisions in respect of buyback of equity shares

a.

Section 115QA of the Indian Companies Act, 2013 (the “Act”), contains provisions for taxation of a domestic company in respect of buy-back of shares. The Section provides for the levy of additional income tax at the rate of twenty per cent (as increased by surcharge and Health and Education cess, as applicable) of the distributed income on account of buyback of shares of all domestic Indian companies

b.

The tax chargeable on distributed income which is defined under section 115QA to mean the consideration paid by the company on buyback of shares as reduced by the amount which was received by the company for issue of such shares. Such tax on distributed income is to be discharged by the company as per the procedure laid down in section 115QA read with any applicable rules framed thereunder. Buyback Tax does not form part of the Buyback Size and will be appropriated out of free reserves of the company.

c.

The tax on the distributed income by the company shall be treated as the final payment of tax in respect of the said income and no further credit therefor is allowable to the company or to any other person in respect of the amount of tax so paid.

d.	No deduction under any other provision of the Act shall be allowed to the company or a shareholder in respect of the income which has been charged to tax on the distributed income under section 115QA.

e.

As additional income-tax has been levied on the company under Section 115QA of the Act, the consequential income arising in the hands of shareholders has been exempted from tax under section 10(34A) of the Act. Accordingly, any income arising in the hands of shareholder (whether resident or non-resident) on account of buyback of shares shall be exempt from any additional tax in India irrespective of the characterisation of the shares, i.e., whether long term or short term or held as investment or stock-in-trade.

Taxation for ADS holders. A non-resident holder of American Depositary Shares (the “ADSs”), each representing one Equity Share of the Company and evidenced by American Depositary Receipts (the “ADRs”), may participate in the Buyback by submitting their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares and then tendering those Equity Shares back to the Company for buyback through the stock exchange in India.

There can be no assurance that the Equity Shares offered by a holder of ADSs (each a “Holder” or collectively, the “Holders”) in the Buyback will be accepted. Holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any regulatory approvals and tax issues.

The following is a brief summary of capital gains taxation in respect of ADS (as defined in Explanation to Section 115AC or 115ACA of the Income Tax Act) issued to non-resident holders against the issue of ordinary shares of the Company:

a.

There are no specific tax provisions enumerating India tax consequences on redemption of ADSs into Equity Shares. If ADSs are treated as a title receipt to underlying shares of an Indian company, there are good arguments to support that Equity Shares received by non-resident Holders upon redemption of ADSs may not be considered as transfer and hence not subject to capital gains tax in India at the point of redemption. While there are arguments in favor of the position that redemption of ADSs into equity shares should not be subject to capital gains tax, the law is not clear on this and there are no relevant tax rulings. As a result, this view is not free from doubt.

b.	Refer to the India tax implications as provided above in connection with the Buyback of shares for purchase post conversion of ADSs.

Rate of surcharge and cess. Surcharge and Health and Education Cess leviable on a Buyback transaction would be 12% and 4% respectively.

THE ABOVE NOTE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS NOTE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO YOUR PARTICULAR CIRCUMSTANCES.

The summary of the tax considerations as above is based on the current provisions of the tax laws of India, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the Buyback of Equity Shares to U.S. holders (as defined below) (or the exchange of ADSs for Equity Shares and subsequent participation in the Buyback) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the Equity Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or holders of 10% or more, by voting power or value, of the shares of the Company. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, Holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “complete termination” of the holder’s interest in the Company;

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

The receipt of cash by a U.S. holder in the exchange of Equity Shares will be deemed to result in a “complete termination” of the holder’s interest in the Company if either (i) all the shares actually and constructively owned by the holder (including shares which he or she has the right to acquire by exercise of an option) are sold pursuant to the Buyback and such holder does not thereafter own any shares of the Company either actually or constructively or (ii) all the Equity Shares actually owned by a holder are sold pursuant to the Buyback, the holder is eligible to waive and effectively waives constructive ownership of shares owned by family members under procedures described in Section 302 of the Code, and the holder does not actually or constructively own any other shares of the Company (after giving effect to such waiver of family attribution). Any holder intending to waive family attribution for purposes of satisfying the requirement set forth in the preceding clause (ii) should consult with his or her own tax advisor.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the Company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.”

In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others. Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances.

Sale or Exchange. Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated under the Section 302 tests as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Certain Tax Consequences of the Buyback for Non-Resident Shareholders – Indian Taxation.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the Buyback is treated as a sale or exchange.

Distribution. If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on a disposition of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from other domestic corporations. To the extent, if any, that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. federal income tax principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on the Company’s Equity Shares, such distribution will generally be taxed to the U.S. holder as a dividend for U.S. tax purposes. In addition, as discussed above, a U.S. holder may not be able to utilize any Indian taxes (if applicable) as a credit against the U.S. holder’s federal income tax liability with respect to such distribution.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation (1) with respect to any dividend it pays on its shares that are readily tradable on an established securities market in the United States, or (2) if it is eligible for the benefits under a comprehensive income tax treaty with the United States that the U.S. Treasury Secretary determines is satisfactory and that includes an exchange of information program. In addition, a corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below). Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend. Although the Equity Shares are not themselves listed on a U.S. exchange, the Company may be eligible for benefits under the Treaty, which the U.S. Treasury Secretary has determined is satisfactory for this purpose and which includes an exchange of information program.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	50% or more of its average quarterly assets during the taxable year is attributable to assets that produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2023, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2024. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2023, or that the Company will not be considered a PFIC for the current taxable year and/or future taxable years. If the Company were to be a PFIC for any taxable year in which a U.S. holder owns Equity Shares or ADSs, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares (including as a result of the Buyback), unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. The Equity Shares or ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on such holder’s pro rata portion of the Company’s income and gain. However, the Company has not provided, and does not plan to provide, the information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

Backup Withholding Tax and Information Reporting. Any dividends on, or proceeds from a sale of, Equity Shares paid to a U.S. holder may be subject to U.S. information reporting, and backup withholding at the applicable statutory rate (currently, 24%), may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

Limitations on Company, Depositary and Custodian Obligations and Liability to ADS Holders

The Company, the Depositary or the Custodian may refuse to permit an Equity Share Withdrawal until the following conditions have been met:

•	the Holder has paid all taxes, governmental charges, and fees and expenses as required in the Deposit Agreement;

•

the Holder has provided the Depositary with proof satisfactory to it of the identity and the genuineness of any signature and such other information it may deem necessary or proper, including without limitation, information as to citizenship, residence, exchange control approval, and beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the Deposit Agreement and the ADSs, as it may deem necessary or proper; and

•	the Holder has complied with such regulations as the Depositary may establish consistent with the Deposit Agreement.

The Depositary may also suspend an Equity Share Withdrawal, if the register for ADSs or the Equity Shares is closed or if the Company or the Depositary decides it is advisable to do so.

The Deposit Agreement expressly limits the obligations and liability of the Depositary, the Company and their respective agents. Neither the Company nor the Depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of India or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any Deposited Securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond its direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or the ADSs provide shall be done or performed by the Company, the Depositary or their respective agents;

•	it exercises or fails to exercise discretion given to it under the Deposit Agreement or the ADSs;

•	it performs its obligations under the Deposit Agreement and the ADSs without gross negligence or willful misconduct;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting Equity Shares for withdrawal, any Holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.

The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with legal and business standards applicable to custodial services in India.

The Depositary shall be under no obligation to inform Holders or any other holders of an interest in an ADS about the requirements of Indian law, rules or regulations or any changes therein or thereto.

None of the Depositary, the Custodian or the Company shall be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder’s or beneficial owner’s income tax liability. The Depositary and the Company shall not incur any liability for any tax consequences that may be incurred by Holders and beneficial owners on account of their ownership of the ADRs or ADSs. The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. Neither the Depositary nor any of its agents shall be liable to Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Equity Shares or the ADSs. Neither the Company nor its agents shall be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any Equity Shares or the ADSs, which in the Company’s opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense, including fees and disbursements of counsel and liability, is furnished as often as may be required.

The foregoing is a summary of certain provisions of the Deposit Agreement and does not purport to be a complete summary of the Deposit Agreement and the ADRs. Please refer to the Deposit Agreement and the amendments thereto, and the form of ADR which have been filed with the SEC.

Special notice to securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption mentioned in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

Documents on Display

The Company is subject to the reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC, which can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington D.C, 20549. Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington D.C, 20549, at prescribed rates. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

If you have any questions regarding an Equity Share Withdrawal or the Buyback, please call the Company at +91-80-2844 0011. Please do not call the Depositary with any questions related to the Buyback or any matter related to opening accounts in India. Registered Holders may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Those holding ADSs through a bank, broker or other nominee must contact such bank, broker or nominee with any questions they may have related to such cancellation procedures.